CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
c/o Consolidated Capital Equities Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 1, 2007
Dear Limited Partner:
     MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 181,811 or approximately 20% of the units of limited partnership interest (the “Units”) in Consolidated Capital Institutional Properties/2 (the “Partnership”) on April 18, 2007. The general partner of the Partnership, ConCap Equities, Inc. (the “General Partner”), first became aware of the offer by the MacKenzie Group on April 18, 2007.
     The Partnership, through the General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The General Partner does not express any opinion, and is remaining neutral, with respect to this offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently conducting a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	AIMCO Properties has raised its tender offer price of $6.53 per Unit to $9.25 per Unit, less any distributions subsequently made or declared by the Partnership prior to May 30, 2007 or such other date as the AIMCO Properties’ offer may be further extended, which is $.25 per Unit greater than the MacKenzie Group’s offer price of $9.00 per Unit.

•	The MacKenzie Group’s offer is limited to 181,811 Units. AIMCO Properties’ offer is not limited to a maximum number of Units; however AIMCO Properties’ offer is conditioned on there being at least 320 unitholders remaining after its purchase of all Units validly tendered and not properly withdrawn prior to the expiration date.

•	The MacKenzie Group’s $9.00 per Unit offer price will be reduced by the amount of any distributions declared or made between April 18, 2007 and May 18, 2007, which may be further extended.

•	If more than 181,881 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept the Units on a first come, first serve basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. Our records indicate that an affiliate of the MacKenzie Group and its affiliates currently beneficially own 1,541.80 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership.

•	AIMCO Properties and its affiliates, which collectively hold 553,803.25 Units, or approximately 60.92 % of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units at higher prices.

•	In addition to the current offer by AIMCO Properties commenced on April 18, 2007, AIMCO Properties made a tender offer on December 14, 2004 for the purchase of Units at a purchase price of $13.86 (revised from the original price of $11.25). The offer was held open through March 15, 2005 with 45,763.30 Units being acquired. AIMCO Properties also made a tender offer on February 20, 2004 for the purchase of Units at a purchase price of $9.12. The offer was held open through May14, 2004 with 44,306.87 Units being acquired.

•	AIMCO Properties has made the following direct purchases since 2004:

Year	Units	Price Per LP Unit
2004	2,971.58	$9.12
2005	5,270.70	$13.86
2006	2,567.30	$13.86
2007	42.00	$12.78
2007	1,699.00	$13.86
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnerships Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, and the month ended January 31, 2007, as reported by Direct Investments Spectrum, an independent, third-party source;

	HIGH	LOW
Year Ended December 31, 2004:	$9.82	$8.75
Year Ended December 31, 2005:	$11.15	$8.75
Year Ended December 31, 2006:	$21.00	$12.50
Month Ended January 31, 2007:	$16.25	$11.99

•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, and the quarter ended March 31, 2007, as reported by the American Partnership Board.

	HIGH	LOW
Year Ended December 31, 2004:	$9.82	$9.05
Year Ended December 31, 2005:	$11.15	$10.12
Year Ended December 31, 2006:	$18.00	$15.01
Quarter Ended March 31, 2007:	$16.00	$16.00
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
ConCap Equities, Inc.
General Partner